UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Harris Stratex Networks, Inc.

(Name of Issuer)
Class A common stock, par value $0.01

(Title of Class of Securities)
41457P 20 5

(CUSIP Number)
Scott T. Mikuen
Vice President, Associate General Counsel
and Secretary
Harris Corporation
1025 West NASA Blvd.
Melbourne, Florida 32919
(321) 727-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 30, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	41457P 20 5	Page	2	of	8

1	NAMES OF REPORTING PERSONS Harris Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware, United States

	7	SOLE VOTING POWER

NUMBER OF		32,913,377

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		32,913,377

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	32,913,377

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	55.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 2 of 8 Pages

     This Amendment No. 1 on Schedule 13D (the “Amendment No. 1”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission on February 5, 2007 (the “Schedule 13D”).
Item 4. Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:
     Harris initially entered into the Formation Agreement, which provided for the Contribution and Merger, for investment purposes and to accomplish the contribution of MCD to the Issuer simultaneously with the merger of a wholly owned subsidiary of the Issuer with and into Stratex.
     On March 31, 2009, Harris announced that its Board of Directors approved the spin-off to its shareholders of all of its equity interest in the Issuer. Immediately prior to the spin-off Harris intends to exchange all of its Class B Shares for an equal number of shares of Class A common stock, par value $0.01 per share (“Class A Shares”), of the Issuer and to distribute those Class A Shares in the form of a taxable pro rata stock dividend to Harris shareholders (the “Distribution”). The spin-off dividend will be payable on May 27, 2009 to the shareholders of record at the close of business on May 13, 2009, the record date for the spin-off dividend. In the Distribution, Harris shareholders will receive approximately .24 of a Class A Share for every share of Harris common stock they own as of the record date. Reference is made to the Harris press release regarding the Distribution, dated March 31, 2009, which is filed as Exhibit 4 hereto and incorporated into this Item 4 of this Schedule 13D by reference.
     As a result of the Distribution, the Investor Agreement (as defined in Item 6 below) will terminate pursuant to its terms and, among other things, Harris will no longer have the right to appoint or elect any directors of the Issuer.
     The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.
     Except as described elsewhere in this Schedule 13D and incorporated by reference into this Item 4 of this Schedule 13D, none of Harris or, to the best of Harris’ knowledge, the persons listed on Schedules I-A and I-B have any current intention, plan or proposal which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.
Item 5. Interest in the Securities of the Issuer.
     Item 5(a) of the Schedule 13D is hereby amended by replacing it in its entirety with the following:
     As of the date hereof, Harris beneficially owns 32,913,377 Class B Shares, which, as of March 31, 2009, represented approximately 55.9% of the common stock outstanding of the Issuer. The persons listed on Schedules I-A and I-B, other than Dr. James C. Stoffel, do not beneficially own any of the Issuer’s stock. Dr. James C. Stoffel currently owns and has the sole power to vote and dispose of 10,547 Class A Shares and owns an additional 14,117 Class A Shares subject to vesting requirements. Such 14,117 shares were granted to Mr. Stoffel on March 19, 2009 by the Issuer pursuant to an equity award program for the Issuer’s directors.

Page 3 of 8 Pages

     Under the terms of the Class B Shares and the Investor Agreement (as described in Item 6 which is incorporated into this Item 5 by reference), Harris has the right at any time to exchange each outstanding Class B Share currently held by Harris for one Class A Share and vice-versa.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

Exhibit
Number	Title

1
Amended and Restated Formation, Contribution and Merger Agreement, dated as of December 18, 2006, among Harris Corporation, Stratex Networks, Inc., Harris Stratex Networks, Inc., and Stratex Merger Corp., (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Harris Corporation filed with the Securities and Exchange Commission on February 1, 2007, File No. 001-03863)

2
Investor Agreement, dated as of January 26, 2007, between Harris Corporation and Harris Stratex Networks, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Harris Corporation filed with the Securities and Exchange Commission on February 1, 2007, File No. 001-03863)

3
Registration Rights Agreement, dated as of January 26, 2007, between Harris Corporation and Harris Stratex Networks, Inc. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K of Harris Corporation filed with the Securities and Exchange Commission on February 1, 2007, File No. 001-03863)

4
Press Release, dated March 31, 2009, of Harris Corporation (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Harris Corporation filed with the Securities and Exchange Commission on March 31, 2009, File No. 001-3863).

Schedules.
     Schedules I-A and I-B of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

Page 4 of 8 Pages

SCHEDULE I-A
     The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of Harris are set forth below.
     All directors listed below are United States citizens.

Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)

Thomas A. Dattilo	Senior Advisor for Cerberus Operations and Advisory Company LLC, a unit of Cerberus Capital Management, a private investment firm. Prior to joining Cerberus in June 2007, Mr. Dattilo was most recently Chairman, President and Chief Executive Officer of Cooper Tire & Rubber Company, a company that specializes in the design, manufacture and sale of passenger and truck tires. He joined Cooper in January 1999 as President and Chief Operating Officer and was Chairman, President and Chief Executive Officer from April 2000 until August 2006. Prior to joining Cooper, he held senior positions with Dana Corporation. Address: 1983 Beach Avenue, Atlantic Beach, FL 32233.

Terry D. Growcock	Retired Chairman and Chief Executive Officer of The Manitowoc Company, Inc., a diversified industrial manufacturer of cranes and foodservice equipment and a provider of ship building and ship repair services. Address: 4555 Bayshore Blvd., N.E., St. Petersburg, FL 33703.

Lewis Hay III	Chairman and Chief Executive Officer of FPL Group, Inc., a public utility holding company, and Chairman of Florida Power and Light Company and FPL Energy LLC. Address: 700 Universe Boulevard, Juno Beach, FL 33408-0420

Karen Katen	Senior advisor to Essex Woodlands Health Ventures, a healthcare based venture capital firm. She joined Essex Woodlands in October 2007. Ms. Katen is also Chairman of the Pfizer Foundation, a charitable foundation affiliated with Pfizer, Inc. devoted to supporting healthcare access, education and community outreach initiatives around the world. Ms. Katen retired in March 2007 as Vice Chairman, Pfizer Inc., a research-based, global pharmaceutical company. Address: 425 East 58th Street, New York, NY 10022.

Present principal occupation or employment (and the
name, principal business and address of any
corporation or other organization in which such
Name	employment is conducted)

Stephen P. Kaufman	Senior Lecturer of Business Administration at the Harvard Business School since 2001. He is retired Chairman and Chief Executive Officer of Arrow Electronics, Inc., a distributor of semiconductors, peripherals and components. Address: Office of Stephen P. Kaufman 306 Beacon Street, Suite 2, Boston, MA 02116

Leslie F. Kenne	Lieutenant General USAF (Ret.), retired in September 2003 from the U.S. Air Force, where she had most recently been Deputy Chief of Staff for Warfighting Integration at Air Force headquarters in Washington, D.C. President of The Kenne Group, a private independent consulting firm for various defense companies and/or agencies. Address: 3450 Barrister’s Keepe Circle, Fairfax, VA 22031-4715

Howard L. Lance	Chairman of the Board, President and Chief Executive Officer. Prior to joining Harris in January 2003, Mr. Lance was President of NCR Corporation, an information technology services provider, and Chief Operating Officer of its Retail and Financial Group from July 2001 until October 2002. Address: Harris Corporation, 1025 West NASA Boulevard, Melbourne, FL 32919

David B. Rickard	Executive Vice President, Chief Financial Officer and Chief Administrative Officer of CVS Caremark Corporation, a retail pharmacy chain and provider of healthcare services and pharmacy benefits management. Address: CVS Corporation, One CVS Drive, Woonsocket, RI 02895

Dr. James C. Stoffel	Retired Senior Vice President, Chief Technical Officer, and Director of Research and Development of Eastman Kodak Company, a film and digital imaging company. He held this position from 2000 to April 2005. Address: 101 Knollwood Drive, Rochester, NY 14618-3514

Gregory T. Swienton	Chairman and Chief Executive Officer of Ryder System, Inc., a logistics and transportation services company. Address: Ryder System, Inc., 11690 N.W. 105th Street, Miami, FL 33178-1103

Hansel E. Tookes II	Retired from Raytheon Company in December 2002. He joined Raytheon in September 1999 as president and Chief Operating Officer of its Raytheon Aircraft Company subsidiary, a commercial, military and regional aircraft manufacturing company. He was appointed Chief Executive Officer of Raytheon Aircraft Company in January 2000 and Chairman in August 2000. He became President of Raytheon International in May 2001. Address: 471 Savoie Drive, Palm Beach Gardens, FL 33410

SCHEDULE I-B
     The name and present principal occupation or employment of each executive officer of Harris are set forth below.
     All executive officers listed below are United States citizens.
     Unless otherwise indicated, for each person identified below, the business address is 1025 West NASA Blvd., Melbourne, FL 32919

Name	Present principal occupation or employment	Business Address

Eugene S. Cavallucci	Vice President, General Counsel

Robert K. Henry	Executive Vice President and Chief Operating Officer

Howard L. Lance	Chairman, President and Chief Executive Officer

Gary L. McArthur	Senior Vice President and Chief Financial Officer

Dana Mehnert	President, RF Communications Division	1680 University Avenue Rochester, NY 14610

Daniel R. Pearson	Group President, Government Communications Systems	2400 Palm Bay Road, Mailstop 2-21E, Palm Bay, FL 32905

Lewis A. Schwartz	Vice President, Principal Accounting Officer

Jeffrey S. Shuman	Vice President, Human Resources and Corporate Relations

Timothy E. Thorsteinson	President, Broadcast Communications Division	25 Dyas Rd., North York- Ontario, Canada M3B1V7

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 1, 2009

HARRIS CORPORATION
By:	/s/ Scott T. Mikuen
	Name:	Scott T. Mikuen
	Title:	Vice President, Associate General Counsel and Secretary